NO ACT

PE 12-17-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




11005657

January 31, 2011

Michael S. Telle
Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, TX 77002


Received SEC
JAN 3 1 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-11

Re: ConocoPhillips
Incoming letter dated December 17, 2010

Dear Mr. Telle:

This is in response to your letters dated December 17, 2010 and January 24, 2011 concerning the shareholder proposal submitted to ConocoPhillips by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 7, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

January 31, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated December 17, 2010

The proposal requests that the board prepare a report on the steps the company has taken to reduce the risk of accidents. The proposal further specifies that the report should describe the board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

We are unable to concur in your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that ConocoPhillips' public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that ConocoPhillips may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Seattle
Dubai
London

Michael S. Telle

713.221.1327 Office
713.221.2113 Fax

michael.telle@bgllp.com

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002

January 24, 2011

By Electronic Mail To: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

On behalf of ConocoPhillips (the "Company"), we submit this letter in response to the letter dated January 7, 2011 (the "Response Letter") to the Office of Chief Counsel of the Division of Corporation Finance (the "Staff") from the AFL-CIO Reserve Fund (the "Proponent"), concerning the no-action request by the Company dated December 17, 2010 (the "No-Action Request"). The No-Action Request seeks the Staff's concurrence that the Company need not include the Proponent's proposal (the "Proposal") in the proxy materials for the Company's 2011 Annual Meeting of Stockholders.

Pursuant to Staff Legal Bulletin No. 14D (CF), we are submitting this letter and its attachments to the Commission via e-mail and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter to the Proponent.

The Proponent Improperly Attempts to Recast the Proposal

The Proponent's primary argument in its Response Letter is that the Company has not substantially implemented the Proposal because the "main objective" of the Proposal is a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment and such a report does not exist. However, the clear and plain language of the Proposal indicates otherwise. The Proposal states:

> Resolved, that the shareholders of ConocoPhillips (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of shareholders, at reasonable cost and excluding

> proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. (Emphasis added).

The first sentence of the Proposal clearly articulates the Proposal's "main objective"—a report on the steps the Company has taken to reduce the risk of accidents. The second sentence is merely adding detail to the main objective by requesting that a description of Board oversight be included in the report. This interpretation is supported by the supporting statement of the Proposal. Nowhere in the supporting statement of the Proposal does the Proponent mention the Board, Board oversight or the lack of Board oversight. Rather, the supporting statement focuses on accidents that have occurred in the energy industry and concludes by reiterating the request for a report on the steps the Company has taken to reduce the risk of accidents ("[w]e believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company").

As described in detail in the No-Action Request, the Company has taken a significant number of steps to reduce the risk of accidents and has reported such steps to its stockholders and the public through its website and its publicly filed reports. Despite the Proponent's attempt in its Response Letter to shift the focus of its Proposal, the plain language of the Proposal is clear, as is the fact that the Company has substantially implemented the Proposal by providing extensive information through its website and its publicly filed reports on the steps it has taken to reduce the risk of accidents.

The Company Already Describes Its Board's Oversight Role

In any event, the Company has substantially implemented the aspect of the Proposal requesting that the report describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. As more fully described in the No-Action Request, the Company's proxy statement for its 2010 Annual Meeting of Stockholders (the "2010 Proxy"), in accordance with Item 407(h) of Commission Regulation S-K, describes the Board's role in the management of all risks faced by the Company, including those that relate to process safety management, staffing levels, inspection and maintenance of refineries and other equipment. That disclosure explains that, while the Company's management is responsible for the day-to-day management of risk, the Board has broad oversight responsibility for the Company's risk management programs and is responsible for satisfying itself that the risk management processes designed and implemented by the Company's management are functioning as directed. Such disclosure goes on to explain that the Board has delegated to individual Board Committees certain

> proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. (Emphasis added).

The first sentence of the Proposal clearly articulates the Proposal's "main objective"—a report on the steps the Company has taken to reduce the risk of accidents. The second sentence is merely adding detail to the main objective by requesting that a description of Board oversight be included in the report. This interpretation is supported by the supporting statement of the Proposal. Nowhere in the supporting statement of the Proposal does the Proponent mention the Board, Board oversight or the lack of Board oversight. Rather, the supporting statement focuses on accidents that have occurred in the energy industry and concludes by reiterating the request for a report on the steps the Company has taken to reduce the risk of accidents ("[w]e believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company").

As described in detail in the No-Action Request, the Company has taken a significant number of steps to reduce the risk of accidents and has reported such steps to its stockholders and the public through its website and its publicly filed reports. Despite the Proponent's attempt in its Response Letter to shift the focus of its Proposal, the plain language of the Proposal is clear, as is the fact that the Company has substantially implemented the Proposal by providing extensive information through its website and its publicly filed reports on the steps it has taken to reduce the risk of accidents.

The Company Already Describes Its Board's Oversight Role

In any event, the Company has substantially implemented the aspect of the Proposal requesting that the report describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. As more fully described in the No-Action Request, the Company's proxy statement for its 2010 Annual Meeting of Stockholders (the "2010 Proxy"), in accordance with Item 407(h) of Commission Regulation S-K, describes the Board's role in the management of all risks faced by the Company, including those that relate to process safety management, staffing levels, inspection and maintenance of refineries and other equipment. That disclosure explains that, while the Company's management is responsible for the day-to-day management of risk, the Board has broad oversight responsibility for the Company's risk management programs and is responsible for satisfying itself that the risk management processes designed and implemented by the Company's management are functioning as directed. Such disclosure goes on to explain that the Board has delegated to individual Board Committees certain elements of its oversight function and that the Audit and Finance Committee facilitates coordination among the Board's Committees with respect to oversight of the Company's risk management programs. The disclosure describes how the Audit and Finance Committee regularly discusses the Company's risk assessment and risk management policies to ensure that its risk management programs are functioning properly and that the Chairman of the Audit and Finance Committee meets with the Chairs of each Board Committee each year to discuss the Board's oversight of the Company's risk management programs.

As also detailed in the No-Action Request, the Company's 2010 Proxy and its website explain that the Company's Public Policy Committee is charged with overseeing the Company's compliance with its policies, programs and practices regarding, among other things, health, safety and environmental protection and, as such, the Public Policy Committee interacts with the Audit and Finance Committee and the Board as a whole in the manner described above regarding health, safety and environmental issues, events and performance. The Charter of the Public Policy Committee and, as explained in great detail in the No-Action Request, the Company's HSE Policy and its HSE Management System are all included and described on the Company's website as the means by which the Board, through management, implements the Company's HSE Policies at the business unit level.

Proponent's Experience With Another Recipient of the Proposal is Irrelevant

The Response Letter also references the Proponent's experience with a recipient of an identical proposal. We are unfamiliar with the facts of that situation and can only surmise that, unlike the Company, such other recipient had not already substantially implemented the Proposal. The correspondence with that other recipient is instructive, however, in that it does not reflect an undertaking by that other recipient to report on its Board's oversight of risk management matters, which the Proponent now suggests is the main objective of the Proposal.

* * * *

BRACEWELL
&GIULIANI

Based on the foregoing, we respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2011 proxy materials. Please transmit your response by fax to the undersigned at 713-221-2113. Contact information for the Proponent and a fax number for a Company representative are provided below. Please call the undersigned at 713-221-1327 if we may be of any assistance in this matter.

Very truly yours,



Michael S. Telle

cc: Robert E. McGarrah, Jr.
Counsel, Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006
Telephone: 202-637-3900

Nathan P. Murphy
Senior Counsel
Corporate Legal Services
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079
Telephone: 281-293-3632
Fax: 281-293-4111

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 7, 2011

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: *ConocoPhillips' Request to Omit from Proxy Materials the Shareholder Proposal of the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) Reserve Fund*

Dear Sir/Madam:

This letter is submitted in response to the claim of ConcoPhillips (the "Company"), by letter dated December 17, 2010, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2011 proxy materials.

I. Introduction

Proponent's Proposal to the Company urges:

> The Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. <u>The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment</u>. (Emphasis added.)

ConocoPhillips' letter to the Commission states that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2011 annual meeting of shareholders. The Company argues



that the Proposal, which was filed November 30, 2010, has been "substantially implemented" and is, therefore, excludable pursuant to Rule 14a-8(i)(10) because "the Company has already reported the information described in the Proposal on its website and in the schedules and reports it files with the Commission."

The Company, in fact, has not substantially implemented the Proposal because the Proposal's main objective— a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment—simply doesn't exist. If the Company has in fact compiled such a report, it should make it available to the Commission as part of its no-action request.

Indeed, the only indication of any Board oversight even remotely connected to the Proposal is contained in one sentence in the Company's 2010 Proxy Statement: "The Board receives regular updates from its Committees on individual areas of risk, such as updates on financial risks from the Audit and Finance Committee, health, safety and environmental risks from the Public Policy Committee and compensation program risks from the Human Resources and Compensation Committee." As for the Company's website, there is no indication of Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

II. ConnocoPhillips has not substantially implemented the Proposal because it has not reported on the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

The core of this Proposal, submitted in the wake of the BP disaster in the Gulf of Mexico and its Texas City refinery explosion, is a report on Board oversight of critical components of oil drilling and refinery operations. ConocoPhillips' December 17, 2010, letter to the Commission, stating its intention to omit the Proposal, however, relies entirely upon the information it has "already reported…on its website and in the schedules and reports it files with the Commission." There is no report on Board oversight of these critical matters.

A review of the Company's Commission filings and its website reveals nothing more than ConocoPhillips' statements of its intention to promote safety and health.[1]

---

[1] Two brief references, one to the fact that "of the injuries incurred across the company's combined workforce, one in four was serious enough that the individual lost time from work" and the other to two Company-related fatalities "one in Peru and the other in New Mexico," would normally be part of a report, but neither reference describes its relationship to process safety management, staffing levels, inspection

Moreover, each of the subsections cited in the Company's Letter to the Commission reveals similar statements of intention, but no description of the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment, let alone the data considered in that oversight. For example, the Company's website states that "Every employee and contractor working in our facilities is expected to take responsibility and actively intervene to prevent an accident from occurring." This is an admirable goal, but little more. It is not a report on process safety management, staffing levels, inspection and maintenance of refineries and other equipment, nor does it describe Board oversight of these matters. Similarly, ConocoPhillips' website report that it was a "title sponsor" at an Occupational Safety and Health Administration (OSHA) Conference on Exploration and Production Safety in 2008 is all well and good, but falls well short of the report and information sought by the Proponent.

The same is true for the Company's website section on Governance and Management Systems. It describes process, but not a report or results. Even the reported process—the Health Safety and Environment Policy—"the foundational HSE document for ConocoPhillips"—is opaque. The Company describes a monthly report, but provides no data or summary of the data contained in the monthly reports. It also references an Ernst & Young "limited assurance engagement on ConocoPhillips' corporate level processes for collating and reporting aggregated HSE data presented in ConocoPhillips' Sustainable Development report," but provides nothing on the content of that report.

The Company's website sections on "Process Safety" are more of the same: "In January 2009, we completed in-depth process safety evaluations and mechanical integrity audits at all 12 U.S. and three international refineries that we operate," but no results are reported.

The Company's description of "Incident Prevention" provides an inkling of what might be expected in the report described in the Proposal: "The safety case for [the] Magnolia [Platform in the Gulf of Mexico] identified several Major Accident Hazards (MAH) which could occur on an offshore facility, including a process system or well blow-out." But aside from this one sentence, nothing described on the Company's website relates to the information sought by the Proposal.

---

and maintenance of refineries and other equipment, nor do they describe Board oversight of these matters.

III. Upon receiving an identical shareholder proposal from the Proponent, Sunoco, Inc. agreed to report on Board oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Proponent filed an identical proposal at Sunoco, Inc. for inclusion in that company's 2011 proxy statement. Rather than contest the proposal before the SEC, Sunoco's response was to begin a dialogue with the Proponent. The result was an agreement by Sunoco to report on the information sought by the Proposal and Proponent's agreement to withdraw the proposal (attached). In brief, Sunoco will now report to shareholders on its Tier 1 and Tier 2 Process Safety events as well as the metrics involved in determining these events.

Sunoco will also disclose the number of pressure vessels and relief device inspections that have been overdue for inspections at refineries and other production facilities. In addition, Sunoco, unlike ConocoPhillips, will disclose in its 2012 Corporate Social Responsibility Report its worker fatigue policy and the steps it will take to implement that policy with the union representing its affected employees, the United Steelworkers.

While it is a fact that ConocoPhillips also publishes a Corporate Social Responsibility report, it is silent on each of the matters that Sunoco will now disclose. Neither the ConocoPhillips Corporate Social report, not the Company's SEC filings describe Board oversight of the important safety information sought by the Proposal.

IV. Conclusion

ConocoPhillips has not met its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g). While the Company states that it already provides the information sought by the Proposal, a review of its filings with the SEC and its website demonstrate that it has not provide the core element of the Proposal, namely, a report describing the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment a separate vote on future severance agreements. Consequently, ConocoPhillips has not substantially implemented the Proposal. It may not exclude the proposal pursuant to Rule 14a-8(i)(10).

Please call me at 202-637-5335 if you have any questions or need additional information regarding this matter. I have sent copies of this letter for the Commission Staff to shareholderproposals@sec.gov, and I am sending a copy to the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, Office of Investment

Attachment

cc: Michael S. Telle, Esq.

REM/sdw
opeiu #2, afl-cio



Sunoco, Inc.
1735 Market Street Ste LL
Philadelphia PA 19103 7583

December 20, 2010

Via Facsimile

Mr. Daniel F. Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Re: Withdrawal of Shareholder Proposal from the AFL-CIO Reserve Fund

Dear Mr. Pedrotty:

Our dialogue with regard to the AFL-CIO Reserve Fund's Proposal to improve safety and risk management reporting at Sunoco has been very productive. Sunoco has been committed to reporting and transparency in the health, environment and safety areas for many years and as such, has been publishing a Corporate Responsibility Report since 1992. As a result of our discussions, the Company has agreed to additional enhancements to improve reporting and transparency with regard to the oversight of process safety management, inspection and maintenance of refineries and other equipment, and refinery staffing levels and fatigue. Sunoco's 2011 Corporate Responsibility Report will:

- Report on the tracking and categorization of Tier 1 and Tier 2 Process Safety Management (PSM) events at refineries and other production facilities. The report will also describe the metrics used to produce these PSM events.

- Disclose the number of pressure vessels and relief device inspections that have been overdue for scheduled inspections at refineries and other production facilities. Sunoco will include a narrative explaining the inspection procedures in place at its refineries.

- Disclose and explain the Company's worker fatigue policy as well as an action plan to work with the United Steelworkers to develop a tracking system to report on the Company's performance in implementing the policy for the 2012 Corporate Responsibility Report. The types of metrics Sunoco will consider for inclusion in the 2012 Report may include metrics such as the following: open positions in process areas, exceptions to the fatigue policy, and the percentage of workers that are working the maximum amount of overtime or the maximum number of consecutive days allowable under the fatigue policy.

The Fund has agreed to withdraw the Proposal as a result of these agreements. I would appreciate it if you would sign below, to confirm that the Proposal is withdrawn, and return a signed copy to me by facsimile at (866) 884-0297 no later than 5:00 p.m. Eastern time today, Monday December 20.

Thank you for the productive discussions regarding the Proposal and your interest in Sunoco. We all agree that these commitments will inure to the benefit of Sunoco, its employees and its shareholders.

Sincerely,



Vincent J. Kelley
SVP, Engineering & Technology

On behalf of the AFL-CIO Reserve Fund, I hereby confirm the withdrawal of the above-referenced Proposal.



Daniel F. Pedrotty
Director
Office of Investment

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Michael S. Telle

713.221.1327 Office
713.221.2113 Fax

michael.telle@bgllp.com

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002

December 17, 2010

By Electronic Mail To: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

This letter is to inform you that our client, ConocoPhillips (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2011 annual meeting of stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from the AFL-CIO Reserve Fund (the "Proponent") because the Company has already substantially implemented the Proposal. On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal may be properly excluded from the 2011 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), we are submitting this letter and its attachments to the Commission via e-mail and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2011 Proxy Materials. Finally, we are submitting this letter not later than eighty days before the Company intends to file its 2011 Proxy Materials, as required by Rule 14a-8(j).

The Proposal

The Proposal states:

> Resolved, that the shareholders of ConocoPhillips (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the

> 2011 annual meeting of shareholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

A copy of the Proposal is attached to this letter as Exhibit A.

Basis for exclusion

As discussed more fully below, the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already reported the information described in the Proposal on its website and in the schedules and reports it files with the Commission.

Excludability under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal if the proposal has already been substantially implemented. Proposals are considered substantially implemented when a company's current policies and practices reflect or are consistent with "the intent of the proposal." *Aluminum Company of America* (January 16, 1996). According to the Commission, the exclusion provided for in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). A shareholder proposal is considered to be substantially implemented if the company's relevant "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Staff does not require that a company have implemented every detail of a proposal in order to permit exclusion under Rule 14a-8(i)(10). Instead, the Staff consistently has taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented and may be excluded pursuant to Rule 14a-8(i)(10). *See, e.g., ConAgra Foods* (July 3, 2006), *The Talbots, Inc.* (April 5, 2002), *The Gap, Inc.* (March 16, 2001) and *Kmart Corporation* (February 23, 2000).

The Company already reports the information requested in the Proposal on its website

The Proposal requests that the Board prepare a report "on the steps the Company has taken to reduce the risk of accidents." The Company has already substantially implemented this aspect of the Proposal because its website already provides the requested information in a section entitled "Safety and Occupational Health" (see http://www.conocophillips.com/EN/susdev/safety/Pages/index.aspx). Set forth below is a summary of the information available on the Company's website (the headings below correspond to headings and links that appear in this section of the Company's website).

- **Health, Safety and Environment Policy** – The Company's Health, Safety and Environment Policy (the "HSE Policy"), attached hereto as Exhibit B, states the Company's commitment to "protecting the health and safety of everybody who plays a part in [its] operations, lives in the communities in which [it] operates or uses [its] products." The HSE Policy also sets forth the elements of the plan that the Company follows to meet that commitment. The HSE Policy is the foundational document which provides corporate health, safety and environment expectations for each business unit and enforces a variety of functional and discipline-specific standards.

- **Implementing our Safety Commitment** – This section of the Company's website, attached hereto as Exhibit C, provides a description of how the Company implements its HSE Policy. First, it describes the Company's HSE Governance and Management System, which is the primary tool that the Company's business units use to implement the HSE Policy. As described therein, Company business units maintain a risk matrix in which risks are categorized and classified. Risks classified as "high" or "significant" are required to be reduced to "low" or "medium," and risks classified as "medium" are further assessed for reduction. The section goes on to explain the elaborate tracking, investigation, reporting, audit and other features of the Company's governance and risk management systems. This section further explains how the Company incorporates its health, safety and environment policies into contractor selection and oversight activities and the steps the Company took with its employees and contractors following the Deepwater Horizon incident in the Gulf of Mexico. Finally, a description is provided as to how the Company has developed programs, such as the HSE Excellence process, employee focus groups and safety questionnaires, to avoid accidents and learn from any accidents that do occur. This section also describes the Company's participation in the Occupational Safety and Health Administration's Voluntary Protection Program ("VPP") and the fact that seventeen of the Company's U.S. sites have achieved VPP Star recognition.

- **Asset and Operations Integrity** – This section of the Company's website, attached hereto as Exhibit D, describes the Company's process safety programs and pipeline integrity programs, which address the prevention, control and mitigation of unintentional releases from its infrastructure. These sections detail the in-depth process safety evaluations and mechanical integrity audits the Company completed in

2009 at its U.S. and international refineries and its multi-year internal pipeline inspection and hydrotesting project which is scheduled to be completed this year.

- **Offshore Incident Prevention and Response Capabilities** – This section of the Company's website, attached hereto as Exhibit E, describes the process followed by the Company in training its personnel, selecting contractors and planning its drilling operations. The section describes the Company's approach to well design and explains the well safety features its wells typically incorporate. The section also describes the Company's Well Management System Standard, which imposes best practices Company-wide as to inspection, testing and maintenance. Also described is the Company's participation in three joint industry task forces that focus on various aspects of operations in the Gulf of Mexico and the Company's participation with three other major oil companies in a plan to build and deploy a rapid response system that will be available to capture and contain oil in the event of a future underwater blowout. The Company has committed to fund up to $250 million of the cost of this project.

- **Emergency Response and Crisis Management**– This section of the Company's website, attached hereto as Exhibit F, describes how the Company would mitigate damages if an accident were to occur. It details how the Company conducts oil spill exercises and drills each year for its U.S. operations and, in 2010, conducted several major exercises worldwide.

- **Safety Performance** – This section of the Company's website, attached hereto as Exhibit G, provides a description of the Company's safety performance, including statistics for the Company's total recordable rate and lost workday cases.

The cumulative effect of the information that the Company provides on its website is to give its stockholders comprehensive knowledge of its programs, policies and practices, all of which contribute to the Company's commitment to reducing the risk of accidents.

The Proposal also requests that the report "describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment." The Company has already substantially implemented this aspect of the Proposal as well because the Company's proxy statement for its 2010 Annual Meeting of Stockholders, in accordance with Item 407(h) of Commission Regulation S-K, describes the role of the Company's Board of Directors in the oversight of the Company's risk management programs. Additionally, as discussed above, the Company's website provides a detailed discussion of the Company's HSE Governance and Management System that further elaborates on the implementation of the Company's HSE Policy (see http://www.conocophillips.com/EN/susdev/safety/commitment/Pages/GovernanceandManagementSystems.aspx). As more fully described therein, the Board oversees all health, safety and environmental issues including those that relate to process safety management, staffing levels, inspection and maintenance of refineries and other equipment through its Public Policy Committee, which provides regular updates to the Audit and Finance Committee and the Board as a whole regarding key health, safety and environmental issues, events and performance. The Board exercises its oversight function with respect to all material risks to the Company, which are identified and discussed in the Company's public filings with the Commission.

In sum, the Company, through its publicly filed reports and website, already provides extensive information regarding its commitment to health, safety and the environment, including its practices to mitigate the risk of accidents. This information ranges from a statement of the Company's commitment generally to detailed information about how risks are identified and managed by various business units. Additionally, as required by the Commission's existing regulations, the Company already discloses the Board's role in reducing the risk of accidents and the manner through which the Board and management interact to identify and manage risks. The Company has already acted favorably upon the basis for the Proposal, and therefore the Proposal should be excluded pursuant to Rule 14a-8(i)(10).

* * * *

Based on the foregoing, we respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2011 Proxy Materials. Please transmit your response by fax to the undersigned at 713-221-2113. Contact information for the Proponent and a fax number for a Company representative are provided below. Please call the undersigned at 713-221-1327 if we may be of any assistance in this matter.

Very truly yours,



Michael S. Telle

BRACEWELL
&GIULIANI

Enclosures

cc: Brandon Rees
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006
Telephone: 202-637-3900

Nathan P. Murphy
Senior Counsel
Corporate Legal Services
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079
Telephone: 281-293-3632
Fax: 281-293-4111

Exhibit A

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
AFL
CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 30, 2010

Sent by Facsimile and UPS

Ms. Janet Langford Kelly, Corporate Secretary
ConocoPhillips
600 N. Dairy Ashford Rd.
Houston, Texas 77079

Dear Ms. Langford Kelly,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2010 proxy statement of ConocoPhillips (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2011 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 1082 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is being sent under separate cover.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-3900.

Sincerely,

D. F. Pedrotty

Daniel F. Pedrotty
Director
Office of Investment

DFP/sw
opeiu #2, afl-cio

Attachment

Resolved, that the shareholders of ConocoPhillips (the "Company") urge the Board of Directors (the "Board") to prepare a report, within ninety days of the 2011 annual meeting of stockholders, at reasonable cost and excluding proprietary and personal information, on the steps the Company has taken to reduce the risk of accidents. The report should describe the Board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment.

Supporting Statement:

The 2010 BP Deepwater Horizon explosion and oil spill in the Gulf of Mexico resulted in the largest and most costly human and environmental catastrophe in the history of the petroleum industry. Eleven workers were killed when the BP Deepwater Horizon drilling platform exploded. This was not the first major accident for BP. In 2005, an explosion at BP's refinery in Texas City, Texas, cost the lives of 15 workers, injured 170 others and resulted in the largest fines ever levied by the Occupational, Safety and Health Administration ("OSHA")("BP Faces Record Fine for '05 Refinery Explosion," *New York Times*, 10/30/2009).

BP's accidents are not unique in the petroleum industry. For example, a 2010 explosion at the Tesoro refinery in Anacortes, Washington, killed seven workers and resulted in more than six months of downtime at the 120,000 barrels per day refinery ("Tesoro Sees Anacortes at Planned Rates by mid-Nov.," *Reuters*, 11/5/2010). The director of the Washington State Department of Labor and Industry stated that "The bottom line is this incident, the explosion and these deaths were preventable," and levied an initial penalty of $2.39 million ("State Fines Tesoro $2.4 Million in Deadly Refinery Blast," *Skagit Valley Herald*, 10/4/2010).

We believe that OSHA's National Emphasis Program for petroleum refineries has revealed an industry-wide pattern of non-compliance with safety regulations. In the first year of this program, inspections of 14 refineries exposed 1,517 violations, including 1,489 for process safety management, prompting OSHA's director of enforcement to declare "The state of process safety management is frankly just horrible" ("Process Safety Violations at Refineries 'Depressingly' High, OSHA Official Says," *BNA Occupational Safety and Health Reporter*, 8/27/2009). OSHA has also recorded safety violations at our Company. Over the past five years, two of our California refineries have had accidents. OSHA inspections in California revealed 11 safety violations with 4 categorized as "Serious" process safety management violations. http://osha.gov/pls/imis/establishment.inspection_detail?id=313640005&id=313640013&id=125915397&id=120324595&id=120324520)

In our opinion, the cumulative effect of petroleum industry accidents, safety violation citations from federal and state authorities, and the public's heightened concern for safety and environmental hazards in the petroleum industry represents a significant threat to our Company's stock price performance. We believe that a report to shareholders on the steps our Company has taken to reduce the risk of accidents will provide transparency and increase investor confidence in our Company.

Exhibit B



Health, Safety and Environment Policy

Our Commitment ...

ConocoPhillips is committed to protecting the health and safety of everybody who plays a part in our operations, lives in the communities in which we operate or uses our products. Wherever we operate, we will conduct our business with respect and care for both the local and global environment and systematically manage risks to drive sustainable business growth. We will not be satisfied until we succeed in eliminating all injuries, occupational illnesses, unsafe practices and incidents of environmental harm from our activities.

Our Plan ...

To meet our commitment, ConocoPhillips will:

- Demonstrate visible and active leadership that engages employees and service providers and manage health, safety and environmental (HSE) performance as a line responsibility with clear authorities and accountabilities.
- Ensure that all employees and contractors understand that working safely is a condition of employment, and that they are each responsible for their own safety and the safety of those around them.
- Manage all projects, products and processes through their life-cycles in a way that protects safety and health and minimizes impacts on the environment.
- Provide employees with the capabilities, knowledge and resources necessary to instill personal ownership and motivation to achieve HSE excellence.
- Provide relevant safety and health information to contractors and require them to provide proper training for the safe, environmentally sound performance of their work.
- Measure, audit and publicly report HSE performance and maintain open dialogue with stakeholder groups and with communities where we operate.
- Work with both governments and stakeholders where we operate to develop regulations and standards that improve the safety and health of people and the environment.
- Maintain a secure work environment to protect ourselves, our contractors and the company's assets from risks of injury, property loss or damage resulting from hostile acts.
- Communicate our commitment to this policy to our subsidiaries, affiliates, contractors and governments worldwide and seek their support.

Our Expectations ...

Through implementation of this policy, ConocoPhillips seeks to earn the public's trust and to be recognized as the leader in HSE performance.

James J. Mulva
Chairman and Chief Executive Officer
ConocoPhillips

John Carrig
President and Chief Operating Officer
ConocoPhillips

Exhibit C

Implementing our Safety Commitment

The keys to improving safety performance are focusing on enhancing personal safety awareness and behavior, while also operating our facilities reliably and efficiently. Our businesses develop programs that emphasize personal responsibility for working safely, while encouraging the reporting of both actual incidents and near misses. We also encourage employees to watch out for each other and for equipment.


VPP
ConocoPhillips
OSHA STAR WORKSITE
SAVANNAH LUBRICANTS PLANT
At ConocoPhillips, our work is never so urgent or important that we cannot take the time to do it safely.

Although a near miss is an event without immediate consequences, we recognize that it could have resulted in personal injury, property damage, fire, process upset, spill, release or other failures. If a potential risk is identified through either a near miss or other hazard analysis, we believe it is not enough to only report the problem. We correct the issue and identify the root causes in order to eliminate recurrence.

Every employee and contractor working in our facilities is expected to take responsibility and actively intervene to prevent an accident from occurring. Further, they are encouraged to be proactive and have the company's full support to take actions to ensure workplace safety. Managers and supervisors are encouraged to lead by example and reinforce safety messages. In 2008, a company-sponsored upstream safety summit brought together ConocoPhillips management from around the world to discuss our safety programs and commitment. We also use internal and industry case studies to share knowledge and to strive to prevent unsafe situations.

We require our businesses to identify and eliminate work hazards and risks through our HSE Excellence process. The process builds on the principle that all incidents are preventable and that HSE considerations must be embedded into every task and business decision. It includes an assessment tool to guide continuous improvement and ultimately achieve the highest standards of excellence. In 2008, all business units reviewed their management systems against corporate HSE standards using the HSE Excellence Assessment Tool. They analyzed current status, identified areas of potential improvement, and then implemented key activities to reduce risk and further enhance HSE performance.

Additionally, we strongly support the Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program (VPP), which distinguishes work sites that achieve exemplary occupational safety and health standards. In 2008, we served as title sponsor for OSHA's Exploration and Production Safety Conference. Several ConocoPhillips sites achieved VPP Star recognition in 2008 – Alaska's Alpine field; the Wingate fractionator plant in Gallup, N.M.; the Sweeny refinery in Old Ocean, Texas; the Wood River refinery in Roxana, Ill.; and lubricants plants in Savannah, Ga., Portland, Ore., Hartford, Ill., and Lake Charles, La. In addition to these operating units, the Bartlesville, Okla., office complex achieved VPP Star recognition. The early 2009 addition of the Anchorage, Alaska, office raises the total number of ConocoPhillips' VPP Star sites to 17. Our goal is for all of the company's U.S. sites to work toward Star certification, with our international sites striving to earn equivalent recognition for their country or region.

In late 2008, we conducted an employee opinion survey that included questions related to safety. This provided employees the confidential opportunity to share their opinions about leadership and the company's safety culture. The results were shared with the entire organization and used to conduct follow-up programs. We took similar steps, such as conducting focus groups and strategy workshops, to improve areas of low performance identified by a 2006 employee survey.

Contractor Selection and Oversight

The ConocoPhillips Contractor Health, Safety and Environment (HSE) Standard provides corporate HSE requirements for the company's contracting process. This process allows the HSE risks to be measured using the ConocoPhillips Risk Matrix, and any contractor's assignments that are considered "high and significant risks" direct the full implementation of the Contractor HSE Standard. A Pre-Qualification Assessment also is conducted to prescreen potential contractors, which includes a review of contractor-supplied information related to:

- Work experience, including expertise and scope of work previously performed;
- Historical HSE performance, including accident statistics and basis (typically the previous three years);
- Applicable local or international HSE related certifications; and
- The presence of an HSE management system for larger contractors, or HSE programs for smaller contractors. Information for smaller contractors must include:
  - HSE policy/commitment
  - HSE programs and procedures for identified risks;
  - HSE training requirements;
  - HSE structure, staffing, and roles and responsibilities;
  - Resources assigned to HSE

Documentation provided by the contractor is assessed against ConocoPhillips' standards and industry standards such as those issued by the American Petroleum Institute (API) or The International Association of Oil and Gas Producers (OGP).

The HSE portion of the overall contractor evaluation process is based on a combination of trailing indicators such as injury rates and the completeness and functionality of the contractor's HSE management system. Evaluation criteria can include supervisor to worker ratio, training and qualification of various positions, equipments capabilities and ratings and certifications. All of these criteria carry weight in final selection among pre-qualified contractors.

Verification of contractor performance is accomplished through the various assessment steps of the ConocoPhillips HSE Management System. The ConocoPhillips business owner of the contracted work will have in place a two-level HSE audit system (local assessments and business unit audits) as well as a variety of measuring and monitoring activities that allow the ConocoPhillips staff to review the contractor's assessment of their own HSE performance. These various activities, deliverables and performance measures are defined during the tendering process and become part of the required contract execution by the contractor.

Working safely is a condition of employment for both ConocoPhillips employees and contractors. Failure to work safely can result in loss of employment or contract cancellation. In addition,

anyone involved in work at our facilities has the authority and responsibility to stop work if it is unsafe or does not meet environmental requirements.

Governance and Management Systems

The ConocoPhillips Health Safety and Environment (HSE) Policy is the foundational HSE document for ConocoPhillips. A component of this policy, the HSE Management System Standard, provides corporate expectations for each individual business unit's HSE Management System and is the primary tool that our business units use to execute the contents and commitments contained within the company's HSE Policy. Key elements of the HSE Management System include risk assessment, incident and near miss reporting and investigation, onsite job safety analysis, HSE training, audits, and annual review and goal setting. Our company also enforces a variety of functional and discipline-specific standards such as the Contractor HSE Standard (see

Contractor Selection and Oversight).

Through the execution of the HSE Management System Standard, a variety of deliverables are generated by each business. Some of these include investigation reports of "high and significant risk" incidents, audit findings and HSE Compliance Verification Reports. The Corporate Safety and Performance Assurance Group maintains a listing of all open investigation and audit findings that are rated "high and significant risks" by the ConocoPhillips Risk Matrix and tracks timely closure of the investigations. A monthly report that highlights HSE performance, process safety experience and a listing of open items is electronically communicated via the company intranet site and is therefore accessible to all employees. Both the ConocoPhillips Management Committee and Public Policy Committee of the company's Board of Directors receive regular updates of key HSE issues, events and performance from the vice-president of HSE.

ConocoPhillips maintains a multi-tiered risk based HSE audit program encompassing regulatory and management system compliance audits at both the Corporate and Business Unit levels. Our program also includes external insurance risk assessments. Ernst & Young conducts a limited assurance engagement on ConocoPhillips' corporate level processes for collating and reporting aggregated HSE data presented in ConocoPhillips' Sustainable Development report.

Integrated into our Risk Matrix Standard and Safety Case Standard is the requirement to reduce all high and significant risks to low or medium risks. If the risk is rated medium, additional assessments must be done to determine if the risk can be further reduced or if it is truly as low as reasonably practicable. The ConocoPhillips Risk Matrix is a qualitative or semi-quantitative assessment. ConocoPhillips will conduct quantitative risk assessments when and where regulatory and permitting agencies have established quantitative risk criteria.

ConocoPhillips is committed to conducting its business with the highest ethical standards wherever we operate. Employees and contractors are provided options to confidentially report actual or suspected violations of the principles outlined in the ConocoPhillips Code of Business Ethics and Conduct or other generally accepted business methods and management practices. Reports are received through an Ethics hotline or directly by the Corporate Ethics Office anonymously via mail, email and telephone. All issues are tracked to resolution. Retaliation against anyone who lodges a complaint in good faith will not be tolerated. The Corporate Ethics Office regularly reports to the Audit and Finance Committee of the Board of Directors on the significant issues raised through these processes.

ConocoPhillips, as a publicly-traded U.S. company, is required to maintain disclosure controls and procedures designed to ensure that periodic reports filed with the Securities and Exchange Commission (SEC) include all information that is considered material by a reasonable investor relating to the period being reported. In this regard, ConocoPhillips regularly reviews and updates the material risks disclosed in its filings with the SEC to ensure that these reports accurately and adequately describe the material risks to the company's investors.

Gulf of Mexico Operations

ConocoPhillips' operated facilities in the Gulf of Mexico are currently limited to one production platform, the Magnolia Offshore Platform, located about 150 miles off the coast of Louisiana. Combined, the five producing wells associated with this platform currently produce approximately 7,100 barrels of oil per day.

Following the Deepwater Horizon incident in April 2010, we conducted a safety stand-down immediately at all of our drilling operations and thoroughly reviewed our personal and process safety practices with our employees and contractors. ConocoPhillips recognizes that our industry's oil spill response capabilities should be improved. We are participating with our industry in developing new spill response strategies and/or equipment improvements that will materially increase our ability to better capture leaking oil at its source on the sea floor, collect oil on the ocean surface, stage equipment in locations where it might be needed and engage in advanced and ongoing research and development. See Spill Containment for further information.

- Emergency Response and Crisis Management

Exhibit D

Assets and Operations Integrity

Our asset and operations integrity programs address the prevention, control and mitigation of unintentional releases from our infrastructure. These programs focus on the proactive identification and management of hazards within our operations by evaluating the standards we use, developing more effective measurement and auditing programs, bolstering management systems, and enhancing technology.

- Process Safety
- Pipeline Integrity

Process Safety

ConocoPhillips has invested resources to improve our process safety culture and performance across the entire company. Special attention has been placed on identifying leading indicators so that we can ensure adequate controls are in place to avoid incidents in our operations.



Through training drills and a focus on safety, Refining and Marketing employees and contractors improve their safety performance by 17 percent during 2008.

In January 2009, we completed in-depth process safety evaluations and mechanical integrity audits at all 12 U.S. and three international refineries that we operate. These audits are intended to provide a consistent evaluation of process safety programs and incidents, and to improve the standards and processes designed to prevent incidents.

While we follow industry standards for managing fixed assets and equipment across all business functions, we also have established our own stringent internal standards. Additionally, many of our Exploration and Production assets and all of our company-owned refineries participate in a peer-assist program in which employees inspect other plants and share best practices.

Similar to work force safety, a key to successful process safety management is promoting employee participation. At ConocoPhillips, our employees:

- Define safety roles and responsibilities at all levels;
- Serve as employee representatives on joint health and safety committees;
- Participate in process hazards analysis, which is the identification, control and mitigation of hazards before they occur;
- Provide operator input and exhibit ownership of process startup/shutdown procedures and emergency procedures;
- Participate in safety qualification and training programs;
- Are empowered with the right to stop unsafe work;
- Perform work permitting and pre-job hazard analysis; and
- Participate in safety technical and procedural reviews, incident investigations, audits and emergency response teams.

ConocoPhillips participates in an industry effort to develop American National Standards Institute standards for process safety, including indicators and employee fatigue prevention. We also collaborated with the Center for Chemical Process Safety in the development of key process safety indicators.

Pipeline Integrity

ConocoPhillips is engaged in a multiyear process of conducting internal inspections and hydrotesting approximately 10,000 miles of our regulated, company-operated pipeline systems. These assessments were approximately 98 percent complete at the end of 2008, and the remainder of the mainline system will be assessed by 2010.



Exhibit E

Offshore Incident Prevention and Response Capabilities

ConocoPhillips' focus and investments in offshore safety and environmental protection are best summarized in three primary areas:

- PREVENTION to reduce the risk of an incident from occurring.
- CONTAINMENT to reduce the footprint and impact of an incident and maximize the response capability.
- Rapid and capable RESPONSE to an incident to mitigate its damages.

Incident Prevention

Drilling rig safety and accident prevention are core focus areas in our business and are integral parts of our operations. Although we do not directly track our total expenditures on drilling rig safety and drilling research and development, ConocoPhillips invests significant resources on prevention -- training of personnel, selecting the right contractors and executing our operations in a manner that maintains safety and environmental stewardship. This focus on prevention begins with the proper well design and carries forward into the daily drilling work execution.

ConocoPhillips uses a well design methodology which meets or exceeds the requirements in all countries where we operate. We have well control, casing design, drilling fluid and cementing, and directional drilling and wellbore surveying standards which are the building blocks we use to ensure a safe well design. Furthermore, we have several processes embedded into our operating management system to help prevent a drilling accident from occurring. These processes include: inspection testing and maintenance of all safety critical elements of an asset (including wells), placement of precautionary safety critical elements to respond to certain scenarios, well integrity assurance and intervention to help ensure reliability of the well envelope, and detailed planned maintenance programs to ensure asset integrity. In addition, ConocoPhillips is now bringing these practices together into a consolidated Wells Management System Standard to be used worldwide in all well operations, including a global well control audit program.

As an example of our approach to safety management, during the development of the Magnolia Platform in the Gulf of Mexico in 2001, ConocoPhillips chose to develop a Design Safety Case, a compilation of design information and studies used by the company to ensure the facility was designed safely. Although a regulatory requirement in UK North Sea operations since 1991, safety cases are not required in the Gulf of Mexico, and Magnolia represented one of the first safety cases developed for a Gulf of Mexico project. The safety case for Magnolia identified several Major Accident Hazards (MAH) which could occur in an offshore facility, including a process system or well blowout. Each MAH is examined to identify the mechanical, procedural, and process safeguards in place to prevent the initiating incident from occurring and also provides details on the mitigation methods to prevent escalation in the rare event an incident occurs. Since the installation of Magnolia in 2004, ConocoPhillips has developed and implemented a Safety Case Standard which requires the development of a safety case for all ConocoPhillips offshore facilities.

The majority of ConocoPhillips' research and development funding in offshore drilling focuses on increasing efficiency without compromising safety. Ten to 15 percent of our funding is leveraged in joint industry projects in association with multiple operators and contractors. While our company does not directly design and build rigs, we devote considerable financial resources to drive improvements in the drilling industry through our contracting strategy. We actively seek to identify and partner with those companies that have the safest equipment and best safety records through our Contractor HSE Standard (see

Contractor Selection and Oversight for more information). In our U.S. onshore rig fleet, we are contracting with innovative, safety-focused drilling companies for newly built, high-tech rigs equipped with fully automated pipe handling equipment. This equipment reduces the human-machine interaction which results in many of the injuries associated with drilling operations.

Spill Containment

In July 2010, ConocoPhillips, along with Chevron, ExxonMobil and Shell, announced a plan to build and deploy a rapid response system that will be available to capture and contain oil in the event of a potential future underwater well blowout in the deepwater Gulf of Mexico. The system will be operated and maintained by a non-profit organization, the Marine Well Containment Company (MWCC). The creation and development of this sophisticated system will greatly enhance industry's ability to ensure a quick and effective response. BP will provide underwater well containment equipment it developed while responding to the Deepwater Horizon incident to the project. This equipment will be available to respond to an incident in the Gulf of Mexico while the MWCC designs a new response system for such incidents.

The new system will be flexible, adaptable, and able to begin mobilization within 24 hours and can be used on a wide range of well designs and equipment, oil and natural gas flow rates and weather conditions. It also will be engineered to be used in deepwater depths up to 10,000 feet and will have initial capacity to contain 100,000 barrels per day with potential for expansion.

Together, the four companies have committed $1 billion to fund the initial costs of the system. ConocoPhillips has committed to fund up to 25 percent of this project. Additional operational and maintenance costs for the subsea and modular processing equipment, contracts with existing operating vessels in the Gulf of Mexico and any potential new vessels that may be constructed will increase this cost commitment.

This system offers key advantages to the current response equipment in that it will be pre-engineered, constructed, tested and ready for rapid deployment in the deepwater Gulf of Mexico. It is being developed by a team of marine, subsea and construction engineers from the four companies, with involvement from BP technical personnel with experience from the Gulf of Mexico response.

- Rapid Response System Diagram and Fact Sheet

While we believe ConocoPhillips has the appropriate policies and procedures, training and leadership incentives in place to prevent the type of accident experienced by the Deepwater Horizon, we will incorporate any appropriate recommended changes that are identified in the investigation to ensure we have the safest operations possible. In addition, we are actively participating in industry work groups and are working with regulators to review both equipment and procedural aspects of deepwater drilling operations. As additional guidance and regulations are put in place by the Bureau of Ocean Energy Management, ConocoPhillips will incorporate them into our Gulf of Mexico procedures, policies, and our Oil Spill Response Plan. We also will continue to review our internal policies and procedures with all global locations to ensure the safety of our operations. Through these efforts, we will contribute to improving safety not only for ConocoPhillips' operations, but for the entire industry.

Although the containment system design described above is appropriate for the Gulf of Mexico, our company recognizes that deepwater conditions vary around the globe and that separate regions may require different oil spill containment and response solutions.

ConocoPhillips is an active participant in the Oil and Gas UK initiative, entitled the Oil Spill Prevention and Response Advisory Group (OSPRAG), both through its various committees and by leading its European Issues Subgroup. Through our company's involvement in OSPRAG and other industry groups, ConocoPhillips will continue to work with government regulators, operators and industry to assess global containment needs and solutions.

Industry Response

In May 2010, in response to the Gulf of Mexico incident, the oil and gas industry, with the assistance of the American Petroleum Institute (API), assembled three joint industry task forces (JITF) to focus on critical areas of Gulf of Mexico offshore activity: the Joint Industry Task Force to Address Offshore Operating Procedures and Equipment, the Oil Spill Preparedness and Response Task Force and the Subsea Well Control and Containment Task Force. These groups provided more than 50 recommendations including recommendations for quicker and more effective methods for capping a uncontrolled well, recommendations for how to better remove oil from water and keep it from coming ashore, and a new recommendation for offshore operators and drilling contractors to employ a well construction interfacing document that would integrate all aspects of safety management systems. ConocoPhillips is actively participating on each of these JITF. More information about API's JITFs can be found at

www.api.org.

ConocoPhillips also participated in a Society of Petroleum Engineers (SPE) Committee to provide industry guidelines on how to calculate worse case discharge volumes in response to a recent Bureau of Ocean Energy Management directive.

Exhibit F

Emergency Response and Crisis Management

Related Links
E&Y Verification Le

SPILL RESPONSE PREPAREDNESS



At ConocoPhillips, prevention of any spill through project planning, design, implementation and leadership is a primary objective. However, in the event that a spill occurs, plans and an organization are in place that will ensure we are able to effectively respond to incidents.

ConocoPhillips conducts oil spill exercises and drills each year for its U.S. operations in compliance with the requirements of the 1990 Oil Pollution Act. We work with organizations such as the

International Petroleum Industry Environmental Conservation Association (IPIECA) to encourage regulators to support international cooperation, including bringing outside resources into specific locations to improve local spill response capabilities. ConocoPhillips utilizes best practices for spill response on an international basis. It considers U.S. compliance requirements to be among the most robust and therefore apply these standards internationally where feasible and in alignment with host-country requirements.

As part of the company's 2010 exercise program, ConocoPhillips conducted several major exercises worldwide; many of these included Incident Management Assist Teams (IMAT). There are three regional IMAT teams (Americas, Europe, and Asia Pacific) comprised of volunteers from throughout ConocoPhillips who are trained to respond to significant incidents. As part of the ConocoPhillips/Polar Tankers Vessel Response Plan, the Spill Management Team and the ConocoPhillips Americas IMAT responded to a simulated scenario of a vessel collision and release of crude oil. The exercise spanned two days and included 190 responders. Participating organizations included ConocoPhillips, federal, state, and local agencies, Oil Spill Response Organizations (OSROs), technical contractors and industry peers.

Also in 2010, ConocoPhillips hosted a U.S. Coast Guard led exercise in Savannah, Georgia. The drill included response organizations from Georgia and South Carolina. The scenario was a simulated release of feed stock

oil from the ConocoPhillips lubricants plant located on the Savannah River with a simulated impact from the Port of Savannah to the Atlantic Ocean. More than 150 responders from ConocoPhillips, the Americas IMAT, federal, state, and local agencies along with OSROs and support technical specialists were involved.

Most recently, ConocoPhillips' Lower 48 – Gulf of Mexico Operations conducted a major exercise which involved representatives from the U.S. Coast Guard and the Marine Response Spill Corporation. The drill exercise emphasized activities resulting from a sustained incident from deepwater Gulf of Mexico production and involved a full-day incident planning cycle and briefing exercise.

ConocoPhillips' international operations have similar exercise programs. In 2010, a one-day, large-scale exercise was held in Aberdeen, Scotland for Southern North Sea offshore production. This included the ConocoPhillips UK Operations, the Europe IMAT, the national environmental authority, local agencies, and Oil Spill Response, Ltd. In Bohai Bay China, an exercise simulating a release from a floating production and storage offshore vessel was conducted. This exercise involved ConocoPhillips China Operations, the Asia Pacific IMAT, Oil Spill Response, Ltd, and response technology specialists.

O

ur expenditures on spill response technologies are not reported separately in our financial reports. Related spending includes our membership in OSROs across the globe, which affords us access to the latest advances in proven response equipment. In the Gulf of Mexico, we are members of two OSROs, Clean Gulf Associates (CGA) and Marine Spill Response Corporation (MSRC), which have 2010 gross operating expenditure budgets of $4 million and $70 million, respectively. ConocoPhillips is the largest financial participant in MSRC. We also utilize the National Oil Spill Response Research and Renewable Energy Test Facility (Ohmsett) in New

Jersey for spill response training. This facility is operated by the Bureau of Ocean Energy Management (BOEM) and provides full-scale oil spill response equipment testing, research and training.

Our Alaska business unit has extensive spill response equipment through Alaska Clean Seas (ACS) for our existing Alaska operations. In support of our Arctic operations around the world, ConocoPhillips also recently participated in oil recovery in-ice testing through a joint industry project at a cost of $1.2 million. Our participation in industry groups such as the API Emergency Preparedness and Response Group, IPIECA's Industry Technical Advisory Committee and Arctic Task Force, as well as our cooperatives, we are provided the opportunity to evaluate new technologies and equipment that maximize recovery and minimize waste creation during spill response.

In addition to our U.S. based OSRO memberships, ConocoPhillips is also a member of Oil Spill Response Limited (OSRL) and Norwegian Clean Seas Association for Operating Companies which both perform roles similar to that of the CGA and MSRC for offshore operators, focusing on region-specific solutions.

We are also members of global advocacy initiatives in the Caspian-Black Sea region and Southeast Asia through IPIECA. These efforts work to improve national plans, develop response capabilities and provide education to national governments and communities.

SPILL METRICS

We report all liquid hydrocarbon spills greater than one barrel, or 42 gallons. Spills greater than 100 barrels are considered significant incidents and trigger immediate reporting to management, extensive investigation and corrective action. There were 20 such significant spills in 2008, down from 24 in 2007. During 2008, approximately 75 percent of all our spill volume occurred because of a single pipeline failure incident in the United States. We have achieved a 31 percent reduction since 2003 in our annual number of spills that exceeded one barrel.


Volume of Spills Greater Than One Barrel
by Company Sector
2008
2007
2006
2005
Barrels 0
10000
20000
30000
40000
50000
Refining and Marketing
Exploration and Production and Midstream


Volume of Spills Greater Than 100 Barrels
by Company Sector
2008
2007
2006
2005
Barrels 0
10000
20000
30000
40000
Refining and Marketing
Exploration and Production and Midstream

Exhibit G

Safety Performance

We strive to complete each day without any injuries, illnesses or incidents in our workplaces, homes and communities. We have made substantial progress toward our goal of zero incidents in our operations. However, despite extensive efforts, we still experience some serious incidents. Therefore, we recognize that our safety performance must improve further and understand that this will require full employee involvement and commitment. Our internal programs are designed to improve safety performance by stimulating leadership at all levels of the organization and ultimately forming one inclusive team of employees and contractors.



Part of sustainable development is protecting the health and safety of the public, our employees and our contractors.

Since 2003, our employees and contractors have improved their overall safety performance by 46 percent and decreased the rate of recordable injuries per 100 workers from 0.96 in 2003 to 0.52 in 2008.

In 2008, the total recordable rate (TRR) for the company's combined work force improved by 16 percent when compared with our 2007 performance. And while nearly every business segment showed TRR and lost workday case (LWC) improvements in 2008, our Project Development and Procurement organization led the way with employees achieving zero recordable injuries and contractor performance improving by 39 percent over 2007. Unfortunately, of the injuries incurred across the company's combined work force, one in four was serious enough that the individual lost time from work. Of these incidents, two resulted in a fatal injury to a contractor; one in Peru and the other in New Mexico. We deeply regret these occurrences and strive to use the lessons learned from all safety incidents to enhance the future safety of our operations.

Definitions

Total Recordable I (TRR) - a standard measure of workpla safety, which tracks number of recordab incidents per 200,0 work hours. A recor injury is a work-rela injury that resulted i death, time lost fror work, loss of consciousness, or required medical treatment; required restriction of work; (transfer of the work other tasks.

Lost Workday Cas (LWC) – the numbe incidents resulting i days away from wo through occupation injury or illness per 200,000 hours work

Related Links

E&Y Verification Le


Work Force TRR
by Company Sector
Company
Corporate
R&M
E&P and
Midstream
0.0
0.5
1.0
1.5
2008
2007
2006
2005
2004


Work Force LWC Rate
by Company Sector
Company
Corporate
R&M
E&P and Midstream
0.0
0.1
0.2
0.3
0.4
2008
2007
2006
2005
2004

Contractor safety remains an important area of emphasis. In 2004, we introduced a companywide Contractor Health and Safety Standard. As part of our continuous improvement effort, we significantly revised this standard in 2008, amending it to include HSE activity during all project phases: pre-contract, contracting and contract performance, including demobilization and completion of work.

ConocoPhillips also began identifying, tracking and reporting process safety incidents during 2008 at the corporate level as well as in our Exploration and Production, Refining and Transportation operations.